FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated third quarter earnings for fiscal year 2024.

Creando Oportunidades

Earnings Release

3Q 24

BBVA Argentina
November 20, 2024

Buenos Aires, Argentina

BBVA

Creando Oportunidades

3Q 24

3Q24 Conference Call

Thursday, November 21 - 12:00 p.m. Buenos Aires Time (10:00 a.m. EST)

To participate please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference code: BBVA

Webcast & Replay: click here

3Q 24 Highlights

Macroeconomic indicators 09.30.2024
Inflation YoY: 209%
Inflation QoQ: 12.1%
FX Rate A 3500: AR$970.92 (+6.5% QoQ, +177.4% YoY)
MPR: 40% APR – 47.81% APY

BBVA

3Q24 Earnings Release

NET INCOME (AR$ billion, INFLATION ADJUSTED)

-22%
+16%
30,5
126,6
99,2
234,5
271,2
3Q23
2Q24
3Q24
9M23
9M24

OPERATING INCOME (AR$ billion, INFLATION ADJUSTED)

-41%
+13%
517,0
500,9
294,0
1.445,3
1.634,1
3Q23
2Q24
3Q24
9M23
9M24

ROA (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED, ANNUALIZED)

+246 bps
+33 bps
0,9%
4,7%
3,4%
2,6%
2,9%
3Q23
2Q24
3Q24
9M23
9M24

ROE (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED ANNUALIZED)

+1.182 bps
+34 bps
5,1%
19,5%
16,9%
13,5%
13,9%
3Q23
2Q24
3Q24
9M23
9M24

3Q24 Highlights

126.583
2Q24 Net Income
- 300.623
Δ Net interest income
5.205
Δ Net fee income
18.456
Δ Financial Margin
- 2.960
Δ Other operating income
5.335
Δ Loan loss allowances
67.755
Δ Operating expenses
- 2.447
Δ Associates and JVs
133.171
Δ Income from net monetary position
48.737
Δ Income tax
99.212
3Q24 Net Income

1 Lower income due to **decline in average interest rates**, in addition to **a fall in inflation** affecting the CPI-linked bonds

NET INTEREST INCOME
460.3 bn
-39.5 % QoQ
-44.9 % YoY

FINANCIAL MARGIN
91.3 bn
+25.3% QoQ
+105.4% YoY

2 Decreasing **loan loss allowances,** even with a **genuine growth in loan portfolio**

LOAN LOSS ALLOWANCES
41.3 bn
-11.5% QoQ
+73.0 % YoY

3 **Efficiency ratio** affected by fall in interest rates in the quarter

OPERATING EXPENSES
316.6 bn
-17.6 % QoQ
-25.3% YoY

EFFICIENCY RATIO* (%)
59.2%
+394 bps QoQ
in 3Q24

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
**Quarterly efficiency ratio*

3Q24 Highlights

Macroeconomic indicators 09.30.2024
Inflation YoY: 209%
Inflation QoQ: 12.1%
FX Rate A 3500: AR$970.92 (+6.5% QoQ, +177.4% YoY)
MPR: 40% APR – 47.81% APY

BBVA

3Q24 Earnings Release

EFFICIENCY*(ratio %, expenses and income AR$ billion, INFLATION ADJUSTED)*

63,8%
65,4%
58,6%
59,9%
59,7%
3Q23
4Q23
1Q24
2Q24
3Q24
Quarterly income
Quarterly expenses
Acc. Efficiency ratio

*para definición referirse al glosario al final del documento

NET FEE INCOME (AR$ billion, INFLATION ADJUSTED)

+8%
-2%
120,1
52,4
67,7
132,0
65,9
66,1
133,3
71,1
62,1
371,0
208,3
162,7
386,4
204,2
182,2
3Q23
2Q24
3Q24
9M23
9M24
Fee Income
Fee expenses
Net Fee Income

9M24 Highlights

234.482
- 15.864
- 4.133
158.601
7.234
- 11.334
54.273
- 2.917
- 146.682
- 2.461
271.199
9M23 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
9M24 Net Income

1 Income led **by financial margin**, mainly due to the **the sale and maturity of CPI linked bonds**

NET INTEREST INCOME
2.3 tn **-0.7 %** QoQ

FINANCIAL MARGIN
91.3 bn **+113.3%** YoY

2 **Increase in loan loss allowances,** due to sustained growth in loan portfolios

LOAN LOSS ALLOWANCES
123.6 bn **+10.1%** YoY

3 **Efficiency ratio** under control, thanks to lower operating expenses

OPERATING INCOME
1.1 tn **-4.7%** YoY

EFFICIENCY RATIO* (%)
59.7% in 9M24 -20 bps YoY

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
**Accumulated efficiency ratio*

3Q 24

Highlights

Macroeconomic indicators 09.30.2024
Inflation YoY: 209%
Inflation QoQ: 12.1%
FX Rate A 3500: AR$970.92 (+6.5% QoQ, +177.4% YoY)
MPR: 40% APR – 47.81% APY

BBVA

3Q24 Earnings Release

Private sector loans

(AR$ billion, INFLATION ADJUSTED)

Real term growth boosted by commercial portfolio

+28%
+27%
4.283
4.340
5.490
48%
52%
55%
45%
56%
44%
3Q23
2Q24
3Q24
Commercial
Retail

PRIVATE LOAN MARKET SHARE*

9.35%	10.54%	10.35%

*Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge and loans to personnel.
Commercial: discounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

Private sector deposits

(AR$ billion, INFLATION ADJUSTED)

Fall in interest-bearing checking accounts lowering sight deposits

+5%
+32%
7.947
6.311
8.357
7%
30%
1%
30%
33%
5%
29%
1%
22%
43%
2%
30%
1%
19%
49%
68%
CHEAP COST OF FUNDING(1)
3Q23
2Q24
3Q24
Savings Accounts
Time Deposits
Checking Accounts
Investment accounts
Other

PRIVATE DEPOSIT MARKET SHARE*

7.13%	7.50%	8.67%

*Based on daily information from BCRA. Capital balance as of last day of every quarter
(1) Savings account includes special saving accounts and Checking accounts include interest-bearing checking accounts.

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

77%	70%	67%

NPL & Coverage

(%, consolidated, INFLATION ADJUSTED)

Financial System NPL*
1.65%

2,08%
1,96%
1,93%
1,42%
1,18%
1,18%
0,34%
0,18%
0,15%
3Q23
2Q24
3Q24
Retail NPL
Total NPL
Commercial NPL

4,72%
186,27%
165,50%
152,98%
2,14%
3,31%
3Q23
2Q24
3Q24
Coverage
Cost of Risk

Cost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

Fall in capital ratio in line with loan growth and dividend distribution

27,1%
25,3%
22,2%
11,5%
11,5%
11,5%
8,0%
8,0%
8,0%
3Q23
2Q24
3Q24
Minimum requirement
Buffer adicional
Capital Ratio

* RPC includes 100% of quarterly results

Public sector exposure under control in spite of a context of low credit activity

12,7%
17,7%
26,3%
37,1%
21,0%
42,2%
3Q23
2Q24
3Q24
BBVA
Financial System*

*Source: "Informe sobre bancos", BCRA, as of August 2024, last available information. Excludes BCRA exposure.

3Q24
3Q24 Earnings Release

Highlights

Macroeconomic indicators 09.30.2024
Inflation YoY: 209%
Inflation QoQ: 12.1%
FX Rate A 3500: AR$970.92 (+6.5% QoQ, +177.4% YoY)
MPR: 40% APR – 47.81% APY

Transformation

RETAIL DIGITAL ACTIVE CLIENTS (MILLIONS)

+5%
2,47
2,57
2,59
3Q23
2Q24
3Q24

RETAIL MOBILE ACTIVE CLIENTS (MILLIONS)

+7%
2,26
2,41
2,42
3Q23
2Q24
3Q24

Remote channels with more participation than physical ones

REMOTE CHANNELS
MONETARY TRANSACTION YoY % GROWTH AS OF 3Q24

+7%
Web
+41%
Mobile

RETAIL DIGITAL SALES (% OF TOTAL ACCUMULATED ANUAL SALES % OF TOTAL SALES YTD)

92,8%
93,1%
92,6%
68,3%
74,1%
73,7%
3Q23
2Q24
3Q24
Digital Sales PRV (% Sales)
Digital Sales (% Units)

ACTIVE CLIENTS
IN THOUSANDS

+2%
4.041
0,85
119
3.921
4.131
0,88
142
3.989
4.155
0,90
147
4.007
SMEs
+24% YoY
+4% QoQ
3Q23
2Q24
3Q24
Retail
SMEs
CIB

NEW CLIENT ACQUISITION*
THOUSANDS % ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL CHANNELS

176
170
179
80%
84%
83%
DIGITAL ACQUISITION
+300bps
3Q23 vs. 3Q24
3Q23
2Q24
3Q24

Digital sales: % of sales done through digital channels and ATM over total sales. PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Active clients: holders of at least one active product. An active product is in most cases a product with at least "one movement" in the last 3 months, or a minimum balance. CIB clients had a change in perimeter as of 1Q24.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.

Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.

Banco BBVA Argentina S.A. announces Third Quarter 2024 results

Buenos Aires, November 20, 2024 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the third quarter (3Q24), ended on September 30, 2024.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2023 and 2024 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to September 30, 2024.

3Q24 Highlights

•	BBVA Argentina’s inflation adjusted net income in 3Q24 was $99.2 billion, 21.6% below the $126.6 billion reported on the second quarter of 2024 (2Q24), and 224.8% above than the $30.5 billion reported on the third quarter of 2023 (3Q23). Inflation adjusted accumulated net income for the first nine months of 2024 was $271.2 billion, 15.7% higher than the accumulated net result of $234.5 billion in the first nine months of 2023.
•	In 3Q24, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 3,4% and an inflation adjusted average return on equity (ROAE) of 16,9%. In the nine months of 2024, BBVA Argentina posted an inflation adjusted ROAA of 2.9% and an inflation adjusted ROAE of 13.9%.
•	Operating income in 3Q24 was $294.0 billion, 41.3% lower than the $500.9 billion recorded in 2Q24 and 43.1% lower than the $517.0 billion recorded in 3Q23. In the first nine months of 2024, the accumulated operating income was $1.63 trillion, 13.1% above the $1.45 trillion recorded in the same period of 2023.
•	In terms of activity, total consolidated financing to the private sector in 3Q24 totaled $5.5 trillion, increasing 26.5% in real terms compared to 2Q24, and 16.4% compared to 3Q23. In the quarter, the variation was driven by an overall growth in all lines, especially in discounted instruments by 50.9%, in consumer loans by 51.0% and in credit cards by 12.9%. BBVA’s consolidated market share of private sector loans reached 10.35% as of 3Q24.
•	Total consolidated deposits in 3Q24 totaled $8.5 trillion, increasing 30.9% in real terms during the quarter, and falling 6.4% YoY. Quarterly increase was mainly explained by an increment in time deposits and savings accounts, by 35.5% and 48.8% respectively. The Bank’s consolidated market share of private deposits reached 8.67% as of 3Q24.
•	As of 3Q24, the non-performing loan ratio (NPL) reached 1.18%, with a 152.98% coverage ratio.
•	The accumulated efficiency ratio in 3Q24 was 59.7%, improving compared to 2Q24’s 59.9%, and 3Q23’s 63.8%.
•	As of 3Q24, BBVA Argentina reached a regulatory capital ratio of 22.2%, entailing a $1.32 trillion or 172.4% excess over minimum regulatory requirement. Tier I ratio was 22.2%.
•	Total liquid assets represented 67.3% of the Bank’s total deposits as of 3Q24.

1

Message from the CFO

“The significant fiscal consolidation and relative exchange rate stability have contributed to a process of moderation of inflation throughout 2024. Furthermore, after a sharp contraction in the first half of the year, there are incipient signs of a recovery in economic activity, mostly in line with BBVA Research's expectations, which continue to forecast a 4.0% decline in GDP in 2024, followed by an expansion of 6.0% in 2025. As for inflation, expectations for further reduction have improved. A 120% inflation is estimated by year-end, versus the 211% on the same period of 2023. BBVA Research continues to expect within its base scenario, gradual easing of FX market restrictions during 4Q24 and 1Q25, combined with a final decline in the PAIS tax announced for December. Additionally, some signs of recovery start to appear, such as industrial activity which has increased 12% between June and September of 20241.

As of September 2024, private loans in pesos for the system grew 226% YoY, while BBVA Argentina increased its private loan portfolio in pesos by 263%2. Both the System and BBVA loan growth exceeded that of inflation (which reached 209% YoY in September 2024). Taking this into consideration, we can continue to see a real monthly growth that started in April 2024 for BBVA Argentina and in May for the System. Consolidated market share of total private loans increased 100 bps from 9.35% as of September 2023, to 10.35% by September 2024, sustaining a two-digit figure and growing 50 bps year to date.

In line with this, the participation of loans in BBVA Argentina’s balance sheet has expanded for two quarters consecutively, going from 40% to 43% over assets. The System shows a ratio of loans over assets of 32% as of August 2024 (latest information available).

On the other hand, as of June 15, 2024, the Bank began to offer UVA adjusted mortgage credit lines for the purchase of a first or second house of permanent use. We believe that the return of these products to the market represents a sign of recovery in expectations, facing a general growth in credit in the country.

Concerning consolidated private deposits in pesos, the system grew 121% while the Bank grew 157% YoY, unable to beat inflation in the year in both cases. Consolidated market share of deposits for BBVA Argentina was 8.67%, 154 bps higher YoY from 7.13%, and growing 188 bps YTD.

It is important to mention that deposit growth was directly affected by the fiscal amnesty. The Bank has perceived in terms of fiscal amnesty accounts a net of USD 1.42 billion3, within an estimated total of USD 13 billion in the System4. Total USD deposits market share of BBVA Argentina was 10.47% in September, increasing from June’s 9.42% by 105 bps.

On the Bank’s results, net income for 3Q24 fell 21.6% QoQ, although a 15.7% accumulated increase is recorded for the first nine months of 2024. In spite of lower average interests rates affecting margins, the accumulated ROE remained in a level of 13.9%, in line with the 13.5% recorded in the first nine months of 2023. On the other hand, the accumulated efficiency ratios improved to 59.7% versus 63.8% in the same period of 2023.

As of September 2024, BBVA Argentina reached an NPL ratio of private loans of 1.18%, below the latest available indicator for the System (August 2024) of 1.65%. In terms of liquidity and solvency, the Bank ends the quarter with ratios of 67.3% and 22.2% respectively. The greater dynamic in credit activity in the system during the last months, the increase in market share by BBVA, in addition to the distribution of dividends that took place in 2Q24, capital ratio as of September was lower than in June 2024.

On digitalization, our service offering has evolved in such way that by the end of September 2024, mobile monetary transactions increased 41% compared to the same period a year back. In the year, new client acquisition through digital channels over traditional ones was 834%, while in September 2023 it was 80%.

Regarding ESG, BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges in a decisive year for the Argentine Republic.”

Carmen Morillo Arroyo, CFO at BBVA Argentina

1 Source: INDEC, Manufacturing industrial production index, September 2024

2 Source: BCRA capital balances as of the last day of each period. Siscen information as of September 30, 2024

3 A 3500 FX Rate as of 09/30/2024 $970.92

4 Source: BBVA Research

2

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), and with the the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

3

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Net Interest Income	460,258	760,881	835,026	(39.5%)	(44.9%)
Net Fee Income	71,138	65,933	52,407	7.9%	35.7%
Net income from measurement of financial instruments at fair value through P&L	29,337	34,757	25,251	(15.6%)	16.2%
Net income from write-down of assets at amortized cost and at fair value through OCI	55,344	15,327	12,570	261.1%	340.3%
Foreign exchange and gold gains	6,662	22,803	6,612	(70.8%)	0.8%
Other operating income	29,179	32,139	32,919	(9.2%)	(11.4%)
Loan loss allowances	(41,256)	(46,591)	(23,849)	11.5%	(73.0%)
Net operating income	610,662	885,249	940,936	(31.0%)	(35.1%)
Personnel benefits	(100,742)	(122,958)	(131,066)	18.1%	23.1%
Adminsitrative expenses	(123,336)	(131,337)	(146,295)	6.1%	15.7%
Depreciation and amortization	(16,543)	(20,115)	(13,506)	17.8%	(22.5%)
Other operating expenses	(76,006)	(109,972)	(133,098)	30.9%	42.9%
Operarting expenses	(316,627)	(384,382)	(423,965)	17.6%	25.3%
Operating income	294,035	500,867	516,971	(41.3%)	(43.1%)
Income from associates	344	2,791	56	(87.7%)	n.m
Income from net monetary position	(170,499)	(303,670)	(469,903)	43.9%	63.7%
Net income before income tax	123,880	199,988	47,124	(38.1%)	162.9%
Income tax	(24,668)	(73,405)	(16,578)	66.4%	(48.8%)
Net income for the period	99,212	126,583	30,546	(21.6%)	224.8%
Owners of the parent	99,673	124,475	29,759	(19.9%)	234.9%
Non-controlling interests	(461)	2,108	787	(121.9%)	(158.6%)

Other comprehensive Income (OCI) (1)	(73,104)	(117,464)	(30,103)	37.8%	(142.8%)
Total comprehensive income	26,108	9,119	443	186.3%	n.m

(1) Net of Income Tax.

BBVA Argentina 3Q24 net income was $99.12 billion, decreasing 21.6% or $27.4 billion quarter-over-quarter (QoQ) and increasing 224.8% or $68.7 billion year-over-year (YoY). This implied a quarterly ROAE of 16.9% and a quarterly ROAA of 3.4%.

The 41.3% fall in quarterly operating results were explained by a lower operating income, mainly due to (i) lower interest income, specially due to lower average market rates, as a result of a lower average monetary policy rate, (ii) lower interests from CPI linked bonds and (iii) lower results of foreign exchange and gold gains, mainly due to the Dual bond having matured. This was positively offset by a 17.6% decrease in operating expenses, mostly driven by lower Other operating expenses and Personnel benefits.

Net Income for the period was highly impacted by income from net monetary position, although with lower impact than the prior quarter. Inflation on 3Q24 was 12.1%5, lower than 2Q24’s 18.6%. Consequently, the income from net monetary position line recorded a 43.9% lower loss than the previous quarter, having a positive impact in the QoQ net income comparison.

5 Source: Instituto Nacional de Estadística y Censos (INDEC)

4

OTHER COMPREHENSIVE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Net income for the period	99,212	126,583	30,546	(21.6%)	224.8%
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(73,408)	(117,236)	(30,050)	37.4%	(144.3%)
Profit or losses from financial instruments at fair value through OCI	(76,973)	(173,380)	(35,836)	55.6%	(114.8%)
Reclassification adjustment for the period	(6,011)	(14,131)	(14,724)	57.5%	59.2%
Income tax	9,576	70,275	20,510	(86.4%)	(53.3%)
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	304	(228)	(53)	233.3%	n.m
Resultado por instrumentos de patrimonio a VR con cambios en ORI	304	(228)	(53)	233.3%	n.m
Total Other Comprehensive Income/(loss) for the period	(73,104)	(117,464)	(30,103)	37.8%	(142.8%)
Total Comprehensive Income	26,108	9,119	443	186.3%	n.m
Attributable to owners of the Parent	26,612	7,344	(258)	262.4%	n.m
Attributable to non-controlling interests	(504)	1,775	701	(128.4%)	(171.9%)

Lastly, Total OCI in 3Q24 reported a $73.104 billion loss, 37.8% lower than the loss recorded on 2Q24, explained by the results from financial instruments at FV through OCI, especially due to the maturity and sale of CPI linked bonds. Thus, total comprehensive income for the period in 3Q24 was $26.1 billion.

5

Income Statement – 9 month accumulated

INCOME STATEMENT - 9 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2024	2023	∆ %
Interest income	3,548,704	4,645,034	(23.6%)
Interest expense	(1,280,231)	(2,360,697)	45.8%
Net interest income	2,268,473	2,284,337	(0.7%)
Fee income	386,388	371,005	4.1%
Fee expenses	(182,172)	(162,656)	(12.0%)
Net fee income	204,216	208,349	(2.0%)
Net income from financial instruments at fair value through P&L	101,149	92,120	9.8%
Net loss from write-down of assets at amortized cost and fair value through OCI	154,329	22,309	n.m
Foreign exchange and gold gains	43,065	25,513	68.8%
Other operating income	99,054	91,820	7.9%
Loan loss allowances	(123,584)	(112,250)	(10.1%)
Net operating income	2,746,702	2,612,198	5.1%
Personnel benefits	(343,099)	(365,633)	6.2%
Administrative expenses	(391,964)	(399,747)	1.9%
Depreciation and amortization	(50,326)	(42,599)	(18.1%)
Other operating expenses	(327,255)	(358,938)	8.8%
Operating expenses	(1,112,644)	(1,166,917)	4.7%
Operating income	1,634,058	1,445,281	13.1%
Income from associates and joint ventures	(701)	2,216	(131.6%)
Income from net monetary position	(1,232,289)	(1,085,607)	(13.5%)
Income before income tax	401,068	361,890	10.8%
Income tax	(129,869)	(127,408)	(1.9%)
Income for the period	271,199	234,482	15.7%
Owners of the parent	270,384	232,478	16.3%
Non-controlling interests	815	2,004	(59.3%)

Other comprehensive Income (OCI) (1)	(281,797)	(11,653)	n.m
Total comprehensive income	(10,598)	222,829	(104.8%)
(1) Net of Income Tax.

In the first 9 months of 2024, BBVA Argentina net income was $271.2 billion, 15.7% higher than the $234.5 billion reported in the same period of 2023. This implied an accumulated annualized ROAE of 13.9% and a ROAA of 2.9% in 2024, compared to an accumulated annualized ROAE of 13.5% and a ROAA of 0.9% in nine months of 2023.

The 13.1% increment in real terms of the Bank’s operating income is mainly explained by (i) better net income from write-down of assets at FV through OCI, mainly due to the sale and maturity of CPI linked bonds, (ii) improvement in personnel benefits and (iii) improvement in other operating expenses. On the other hand, there is a decrease in net interest income due to lower yields on loans and securities, and a lower inflation accrued by CPI linked loans and securities.

6

Additional to these factors, the net result is impacted by the income from net monetary position line, in a context of lower inflation (2024 9-month-accumulated inflation was 101.6% while 2023 9-month-accumulated inflation was 138.3%), as a consequence of a higher average net monetary position in the first nine months of 2024.

OTHER COMPREHENSIVE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2024	2023	∆ %
Net income for the period	271,199	234,482	15.7%
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(281,934)	(14,482)	n.m
Profit or losses from financial instruments at fair value through OCI	(374,178)	(9,584)	n.m
Reclassification adjustment for the period	(103,285)	(8,875)	n.m
Income tax	195,529	3,977	n.m
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	137	2,829	(95.2%)
Resultado por instrumentos de patrimonio a VR con cambios en ORI	137	2,829	(95.2%)
Total Other Comprehensive Income/(loss) for the period	(281,797)	(11,653)	n.m
Total Comprehensive Income	(10,598)	222,829	(104.8%)
Attributable to owners of the Parent	(10,781)	220,911	(104.9%)
Attributable to non-controlling interests	183	1,918	(90.5%)

Total OCI in the first nine months of 2024 totaled a $281.8 billion loss, mainly impacted by the loss of financial instruments at FV through OCI, especially due to the position of CPI-linked bonds by December 2023 which either reach maturity or are sold. Thus, the total comprehensive income for the first nine months of 2024 totaled a $10.6 billion loss.

7

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	99,673	111,009	9,631	(10.2%)	n.m
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	4,270.0	4,188.8	1,024.4	1.9%	316.8%
Closing price of ADS at NYSE (in USD)	10.4	9.3	4.2	12.1%	146.9%
Book value per share (in AR$)	3,901.35	3,441.28	1,247.90	13.4%	212.6%
Price-to-book ratio (BYMA price) (%)	109.45	121.72	82.09	(10.1%)	33.3%
Earnings per share (in AR$)	162.68	181.18	15.72	(10.2%)	n.m
Earnings per ADS(2) (in AR$)	488.03	543.53	47.16	(10.2%)	n.m
Market Cap (USD millions)	6,354	5,668	2,573	12.1%	146.9%

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares
Book value, Equity and Results not adjusted by inflation

8

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Net Interest Income	460,258	760,881	835,026	(39.5%)	(44.9%)
Interest Income	760,170	1,091,386	1,813,491	(30.3%)	(58.1%)
From government securities	191,717	156,315	710,488	22.6%	(73.0%)
From private securities	502	1,022	2,112	(50.9%)	(76.2%)
Interest from loans and other financing	388,835	419,127	622,160	(7.2%)	(37.5%)
Financial Sector	3,600	3,062	2,205	17.6%	63.3%
Overdrafts	53,674	71,322	95,405	(24.7%)	(43.7%)
Discounted Instruments	105,916	114,639	191,289	(7.6%)	(44.6%)
Mortgage loans	3,539	5,420	2,696	(34.7%)	31.3%
Pledge loans	15,188	11,199	19,506	35.6%	(22.1%)
Consumer Loans	74,515	58,796	65,420	26.7%	13.9%
Credit Cards	80,422	104,731	140,810	(23.2%)	(42.9%)
Financial leases	2,557	2,987	5,130	(14.4%)	(50.2%)
Loans for the prefinancing and financing of exports	4,166	2,762	1,062	50.8%	292.3%
Other loans	45,258	44,209	98,637	2.4%	(54.1%)
Premiums on reverse REPO transactions	8,742	165,455	236,715	(94.7%)	(96.3%)
CER/UVA clause adjustment	168,204	347,822	240,913	(51.6%)	(30.2%)
Other interest income	2,170	1,645	1,103	31.9%	96.7%
Interest expenses	299,912	330,505	978,465	(9.3%)	(69.3%)
Deposits	269,810	273,388	946,018	(1.3%)	(71.5%)
Checking accounts*	54,230	54,524	252,724	(0.5%)	(78.5%)
Savings accounts	2,514	5,353	3,265	(53.0%)	(23.0%)
Time deposits	184,587	137,984	566,200	33.8%	(67.4%)
Investment accounts	28,479	75,527	123,829	(62.3%)	(77.0%)
Other liabilities from financial transactions	2,249	12,469	579	(82.0%)	288.4%
Interfinancial loans received	9,694	2,781	14,606	248.6%	(33.6%)
Premiums on REPO transactions	364	33	46	n.m	n.m
Guaranteed securities loans	2,152	-	-	N/A	N/A
CER/UVA clause adjustment	15,642	41,828	17,206	(62.6%)	(9.1%)
Other interest expense	1	6	10	(83.3%)	(90.0%)

Net interest income in 3Q24 was $460.3 billion, falling 39.5% or $300.6 billion QoQ, and 44.9% or $374.8 billion YoY. In 3Q24, interest income decreased more than interest expenses both in monetary and percentage terms. The former fall was due to a lower income from REPOs, and CPI linked bonds due to lower inflation, additional to a fall in income from loans. Expenses are explained by lower expenses on CER/UVA clause adjustments and lower interest on investment accounts.

In 3Q24, interest income totaled $760.2 billion, falling 30.3% compared to 2Q24 and 58.1% compared to 3Q23. Quarterly decrease is mainly driven by (i) lower income from REPOs and (ii) lower income from loans, both explained by a decline in the quarterly average monetary policy rate (in 2Q24 it decreased from 80% to 40% and for the rest of the quarter, in 3Q24 it remained in 40%). Also, the decline in quarterly inflation caused the decrease in income from CPI linked bonds.

9

Income from government securities increased 22.6% compared to 2Q24, and fell 73.0% compared to 3Q23. This is partially due to a greater position in LECAPs (Treasury bills capitalized in pesos). 90% of these results correspond to government securities at fair value through OCI and 10% correspond to securities at amortized cost (2027 National Treasury Bonds at fixed rate, National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027, and National Treasury Bonds CER 2025, used for reserve requirement integration).

Interest income from loans and other financing totaled $388.8 billion, decreasing 7.2% QoQ and 37.5% YoY. Quarterly decline is mainly due to a decrease in average rates, in spite of growth in real terms of the loan portfolio. Interest from loans with the sharpest decline were credit cards, overdrafts and discounted instruments, all of them affected by lower average rates and a greater assertiveness in loan commercialization.

Income from CER/UVA adjustments decreased 51.6% QoQ and 30.2% YoY. Quarterly decrease is explained by the delay with which the inflation adjustment effects are recorded, and impact on the subsequent financial statements, with a quarterly inflation below the previous quarter. 84% of income from interests from CER/UVA clause adjustments is explained by interests generated by CPI linked bonds.

Interest expenses totaled $299.9 billion, denoting a decrease of 9.3% QoQ and 69.3% YoY. Quarterly decline is described by lower investment account expenses and lower CER/UVA adjustment expenses, the latter due to a lower quarterly inflation.

Interests from time deposits (including investment accounts, excluding CER/UVA adjustments from time deposits) explain 71.0% of interest expenses, versus 64.6% the previous quarter. Time deposit expenses increased 33.8% QoQ and fall 67.4% YoY.

NIM

As of 3Q24, net interest margin (NIM) was 24.5%, below the 42.3% reported in 2Q24. In 3Q24, NIM in pesos was 26.5% and 3.3% in U.S. dollars.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	3Q24			2Q24			3Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	7,466,715	760,162	40.4%	7,206,519	1,091,385	60.7%	9,212,914	1,813,493	78.1%
Debt securities	2,857,236	341,755	47.5%	3,572,309	607,680	68.2%	4,775,029	1,137,659	94.5%
Loans to customers/financial institutions	4,585,974	418,400	36.2%	3,620,645	483,682	53.6%	4,246,095	675,819	63.1%
Loans to the BCRA	286	7	9.7%	229	3	5.3%	327	9	10.9%
Other assets	23,219	-	0.0%	13,336	20	0.6%	191,463	6	0.0%
Total non interest-earning assets	3,306,843	10	0.0%	2,927,906	-	0.0%	2,762,931	-	0.0%
Total Assets	10,773,558	760,172	28.0%	10,134,425	1,091,385	43.2%	11,975,845	1,813,493	60.1%
Total interest-bearing liabilities	5,490,856	299,913	21.7%	4,553,427	330,505	29.1%	6,258,191	978,466	62.0%
Savings accounts	2,293,621	2,514	0.4%	1,914,781	5,354	1.1%	2,015,933	3,267	0.6%
Time deposits and investment accounts	2,356,721	228,707	38.5%	1,892,293	255,339	54.1%	2,991,174	707,231	93.8%
Debt securities issued	12,523	1,453	46.0%	11,719	1,737	59.5%	-	12	-
Other liabilities	827,991	67,239	32.2%	734,634	68,075	37.2%	1,251,084	267,956	85.0%
Total non-interest-bearing liabilities	5,282,702	-	0.0%	5,580,998	-	0.0%	5,717,657	-	0.0%
Total liabilities and equity	10,773,558	299,913	11.0%	10,134,425	330,505	13.1%	11,975,848	978,466	32.4%

NIM - Total			24.5%			42.3%			36.0%
Spread - Total			18.7%			31.6%			16.1%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

10

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	3Q24			2Q24			3Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	6,812,724	753,739	43.9%	6,360,158	1,086,275	68.5%	8,801,727	1,811,049	81.6%
Debt securities	2,780,224	341,433	48.7%	3,213,087	607,404	75.8%	4,649,803	1,137,285	97.0%
Loans to customers/financial institutions	4,009,026	412,309	40.8%	3,136,196	478,858	61.2%	3,960,906	673,755	67.5%
Loans to the BCRA	284	7	9.8%	225	3	5.3%	324	9	11.0%
Other assets	23,190	(10)	-0.2%	10,650	10	0.4%	190,694	-	0.0%
Total non interest-earning assets	1,666,692	10	0.0%	1,456,455	-	0.0%	1,303,639	-	0.0%
Total Assets	8,479,416	753,749	35.3%	7,816,613	1,086,275	55.7%	10,105,366	1,811,049	71.1%
Total interest-bearing liabilities	3,896,129	299,001	30.4%	3,226,417	330,251	41.1%	5,070,668	978,024	76.5%
Savings accounts	891,918	2,486	1.1%	752,188	5,330	2.8%	1,009,893	3,248	1.3%
Time deposits and Investment accounts	2,187,288	228,373	41.4%	1,736,192	255,275	59.0%	2,825,892	707,160	99.3%
Debt securities issued	12,523	1,453	46.0%	11,719	1,737	59.5%	-	12	-
Other liabilities	804,400	66,689	32.9%	726,318	67,909	37.5%	1,234,883	267,604	86.0%
Total non-interest-bearing liabilities	4,562,657	-	0.0%	4,837,563	-	0.0%	5,144,658	-	0.0%
Total liabilities and equity	8,458,786	299,001	14.0%	8,063,980	330,251	16.4%	10,215,326	978,024	38.0%

NIM - AR$			26.5%			47.7%			37.5%
Spread - AR$			13.4%			27.4%			5.1%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	3Q24			2Q24			3Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	653,991	6,423	3.9%	846,361	5,110	2.4%	411,187	2,444	2.4%
Debt securities	77,012	322	1.7%	359,222	276	0.3%	125,226	374	1.2%
Loans to customers/financial institutions	576,948	6,091	4.2%	484,449	4,824	4.0%	285,189	2,064	2.9%
Loans to the BCRA	2	-	0.0%	4	-	0.0%	3	-	0.0%
Other assets	29	10	136.8%	2,686	10	1.5%	769	6	3.1%
Total non interest-earning assets	1,640,151	-	0.0%	1,471,451	-	0.0%	1,459,292	-	0.0%
Total Assets	2,294,142	6,423	1.1%	2,317,812	5,110	0.9%	1,870,479	2,444	0.5%
Total interest-bearing liabilities	1,594,727	912	0.2%	1,327,010	254	0.1%	1,187,523	442	0.1%
Savings accounts	1,401,703	28	0.0%	1,162,593	24	0.0%	1,006,040	19	0.0%
Time deposits and Investment accounts	169,433	334	0.8%	156,101	64	0.2%	165,282	71	0.2%
Other liabilities	23,591	550	9.2%	8,316	166	8.0%	16,201	352	8.6%
Total non-interest-bearing liabilities	720,045	-	0.0%	743,435	-	0.0%	572,999	-	0.0%
Total liabilities and equity	2,314,772	912	0.2%	2,070,445	254	0.0%	1,760,522	442	0.1%

NIM - Foreign currency			3.3%			2.3%			1.9%
Spread - Foreign currency			3.7%			2.3%			2.2%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

11

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Net Fee Income	71,138	65,933	52,407	7.9%	35.7%
Fee Income	133,272	132,016	120,070	1.0%	11.0%
Linked to liabilities	36,316	34,313	42,663	5.8%	(14.9%)
From credit cards (1)	67,791	69,076	52,565	(1.9%)	29.0%
Linked to loans	13,403	14,279	11,093	(6.1%)	20.8%
From insurance	4,785	4,545	4,971	5.3%	(3.7%)
From foreign trade and foreign currency transactions	5,674	5,834	5,157	(2.7%)	10.0%
Other fee income	5,019	3,787	3,411	32.5%	47.1%
Linked to loan commitments	284	182	210	56.0%	35.2%
From guarantees granted	167	98	62	70.4%	169.4%
Linked to securities	4,852	3,689	3,349	31.5%	44.9%
Fee expenses	62,134	66,083	67,663	(6.0%)	(8.2%)

(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 3Q24 totaled $71.1 billion, increasing 7.9% or $5.2 billion QoQ and 35.7% or $18.7 billion YoY. The increase is explained by an increase in income and a greater fall in expenses in monetary terms.

In 3Q24, fee income totaled 133.2 billion pesos, increasing 1% QoQ, Improvement in fee income is mostly explained by (i) greater fee income linked to liabilities, (ii) higher other fee income, mainly account maintenance and bundles, and (ii) fees linked to securities. (i) and (ii) are mainly explained by price updates and more activity.

On the side of fee expenses, these totaled $62.1 billion, falling 6.0% QoQ and 8.2% YoY. This is explained by lower expenses due to processing fees and promotions on debit and credit cards, in addition to lower expenses from foreign trade transactions.

12

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Net Income from financial instruments at FV through P&L	29,337	34,757	25,251	(15.6%)	16.2%
Income from government securities	29,768	35,714	16,294	(16.6%)	82.7%
Income from private securities	75	1,124	1,165	(93.3%)	(93.6%)
Interest rate swaps	161	433	(219)	(62.8%)	173.5%
Income from foreign currency forward transactions	(1,721)	(2,838)	5,980	39.4%	(128.8%)
Income from put option long position	672	(495)	-	235.8%	N/A
Income from corporate bonds	382	819	2,028	(53.4%)	(81.2%)
Other	-	-	3	N/A	(100.0%)

In 3Q24, net income from financial instruments at fair value (FV) through P&L was $29.3 billion, decreasing 15.6% or $5.4 billion QoQ and increasing 16.2% or $4.1 billion YoY.

Quarterly results are mainly explained by a decrease in the income from government securities line item, followed by a decrease in income from private securities, due to the valuation of sovereign bonds at fair value through P&L, in particular the maturity of the Dual bond.

This was positively offset by a lower quarterly loss in income from foreign currency forward transactions QoQ, and due to put options long position, as a result of the exchange offered by the Government on puts issued by the BCRA. As of July 18, 2024, the tender offer process took place for put options issued by the BCRA, which were part of the Bank’s portoflio (Communication “B” 12847 and “A” 7546). As a result of such process, put options were handed over 546.974.473.392 at face value.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	6,662	22,803	6,612	(70.8%)	0.8%
From foreign exchange position	(9,585)	9,785	(13,682)	(198.0%)	29.9%
Income from purchase-sale of foreign currency	16,247	13,018	20,294	24.8%	(19.9%)
Net income from financial instruments at FV through P&L (2)	(1,721)	(2,838)	5,980	39.4%	(128.8%)
Income from foreign currency forward transactions	(1,721)	(2,838)	5,980	39.4%	(128.8%)
Total differences in quoted prices of gold & foreign currency (1) + (2)	4,941	19,965	12,592	(75.3%)	(60.8%)

In 3Q24, the total differences in quoted prices of gold and foreign currency showed profit for $4.9 billion, decreasing 75.3% or $15.0 billion compared to 2Q24.

The quarterly decrease in foreign exchange and gold gains is explained by a lower result in income from foreign exchange position mainly due to the effect of the Dual bonds maturity.

13

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Operating Income	29,179	32,139	32,919	(9.2%)	(11.4%)
Rental of safe deposit boxes (1)	6,021	5,043	4,272	19.4%	40.9%
Adjustments and interest on miscellaneous receivables (1)	6,606	10,107	14,360	(34.6%)	(54.0%)
Punitive interest (1)	1,780	1,695	1,371	5.0%	29.8%
Loans recovered	2,917	3,450	3,537	(15.4%)	(17.5%)
Results from the sale of non-current assets held for sale	189	-	-	N/A	N/A
Fee income from credit and debit cards (1)	2,776	2,884	2,388	(3.7%)	16.2%
Fee expenses recovery	1,042	923	1,208	12.9%	(13.7%)
Rents	1,109	1,260	1,288	(12.0%)	(13.9%)
Sindicated transaction fees	357	325	518	9.8%	(31.1%)
Disaffected provisions	1,362	1,945	465	(30.0%)	192.9%
Other Operating Income(2)	5,020	4,507	3,512	11.4%	42.9%
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 3Q24 other operating income totaled $29.2 billion, falling 9.2% or $3.0 billion QoQ, and 11.4% or $3.7 billion YoY. Quarterly decrease is mostly explained by a 34.6% fall in the Adjustments and interest on miscellaneous receivables line item, especially due to the credit card business guarantee fund, which is valuated in foreign currency, with a lower devaluation of the Argentine peso versus the U.S. dollar compared to the previous quarter. This was positively offset by greater income from rental of safe deposit boxes, together with other operating income.

14

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	224,078	254,295	277,361	(11.9%)	(19.2%)
Personnel Benefits (1)	100,742	122,958	131,066	(18.1%)	(23.1%)
Administrative expenses (1)	123,336	131,337	146,295	(6.1%)	(15.7%)
Travel expenses	902	683	1,044	32.1%	(13.6%)
Outsourced administrative expenses	24,626	19,027	18,719	29.4%	31.6%
Security services	3,419	3,593	3,226	(4.8%)	6.0%
Fees to Bank Directors and Supervisory Committee	140	146	120	(4.1%)	16.7%
Other fees	3,419	4,026	4,291	(15.1%)	(20.3%)
Insurance	1,306	796	1,008	64.1%	29.6%
Rent	10,541	16,904	20,766	(37.6%)	(49.2%)
Stationery and supplies	197	353	251	(44.2%)	(21.5%)
Electricity and communications	4,804	4,430	4,132	8.4%	16.3%
Advertising	7,353	8,413	6,601	(12.6%)	11.4%
Taxes	25,656	31,536	27,317	(18.6%)	(6.1%)
Maintenance costs	10,755	10,419	10,907	3.2%	(1.4%)
Armored transportation services	11,516	11,041	10,371	4.3%	11.0%
Software	5,398	8,795	26,589	(38.6%)	(79.7%)
Document distribution	4,978	4,297	3,251	15.8%	53.1%
Commercial reports	2,783	2,276	2,064	22.3%	34.8%
Other administrative expenses	5,543	4,602	5,638	20.4%	(1.7%)
Headcount*
BBVA (Bank)	6,188	6,009	5,919	179	269
Subsidiaries (2)	90	92	92	(2)	(2)
Total employees*	6,278	6,101	6,011	177	267
In branches**	2,265	2,210	2,193	55	72
At Main office	4,013	3,891	3,818	122	195

Total branches***	239	242	243	(3)	(4)
Own	111	111	113	-	(2)
Rented	128	131	130	(3)	(2)
				-
Efficiency Ratio
Efficiency ratio	59.2%	55.3%	82.4%	394 bps	(2,318)bps
Accumulated Efficiency Ratio	59.7%	59.9%	63.8%	(20)bps	(412)bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*Total effective employees, net of temporary contract employees. Expatriates excluded.
**Branch employees + Business Center managers
***Excludes administrative branches

15

During 3Q24, personnel benefits and administrative expenses totaled $224.1 billion, decreasing 11.9% or $30.2 billion compared to 2Q24, and 19.2% or $53.2 billion compared to 3Q23 in real terms.

Personnel benefits fell 18.1% QoQ, and 23.1% YoY. In spite of wages increasing in line with inflation, provisions recorded for the “Bankers’ day” benefit, stock of vacation days and variable remuneration, were adjusted by a lower projection of expected inflation.

As of 3Q24, administrative expenses fell 6.1% QoQ, and 15.7% YoY. This is mainly explained by (i) rent, (ii) taxes, and (iii) software. Rent and software are related to expenses of software licenses and services contracted with the Parent company. The tax line fell due to a contrast with 2Q24, in which income tax was paid in relation to the banking transaction tax, mainly as a result of dividend distribution).

The quarterly efficiency ratio as of 3Q24 was 59.2%, above the 55.3% reported in 2Q24, and improving versus the 82.4% reported in 3Q23. In spite of the numerator (expenses) decreasing, the denominator (income considering monetary position results) had a greater fall, especially due to a decrease in net interest income.

The accumulated efficiency ratio as of 3Q24 was 59.7%, below the 59.9% reported in 2Q24, and the 63.8% reported in 3Q23. The improvement in this ratio is due to a decrease in expenses, but especially due to an increase in net interest income.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Other Operating Expenses	76,006	109,972	133,098	(30.9%)	(42.9%)
Turnover tax (1)	51,401	103,767	113,109	(50.5%)	(54.6%)
Initial loss of loans below market rate (1)	5,707	3,092	3,613	84.6%	58.0%
Contribution to the Deposit Guarantee Fund (SEDESA) (1)	2,510	2,309	2,953	8.7%	(15.0%)
Interest on liabilities from financial lease	997	921	842	8.3%	18.4%
Other allowances	5,560	(19,612)	1,195	128.3%	365.3%
Dividend currency adjutments	-	11,528	-	(100.0%)	N/A
Claims	1,386	767	1,304	80.7%	6.3%
Other operating expenses (2)	8,445	7,200	10,082	17.3%	(16.2%)

(1) Concept included for the calculation of the efficiency ratio
(2) Considers some concepts included for the acalculation of the efficiency ratio

In 3Q24, other operating expenses totaled $76.0 billion, decreasing 30.9% or $34.0 billion QoQ, and 42.9% or $57.1 billion YoY.

Lower turnover tax was recorded, mainly due to financial income at lower average rates of assets (loans in particular), and the shift of BCRA debt onto Treasury debt, which is not subject to turnover tax.

16

Income from Associates

This line reflects the results from non-consolidated associate companies. During 3Q24, a profit of $344 million has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during the first nine months of 2024 recorded a loss of $129.9 billion, while taxes for the quarter recorded a loss for $24.7 billion. The nine month accumulated effective tax rate in 2024 was 32%6.

Accumulated income tax during the first nine months of 2023 recorded a loss of $127.4 billion, implying an effective tax rate of 35%.

6 Income tax, according to IAS 34, is recorded on interim financial periods over the best estimate of the weighted average tax rate expected for the fiscal year.

17

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
To the public sector	2,024	1,908	173	6.1%	n.m
To the financial sector	43,302	25,178	16,787	72.0%	157.9%
Non-financial private sector and residents abroad	5,490,458	4,339,924	4,282,849	26.5%	28.2%
Non-financial private sector and residents abroad - AR$	4,649,936	3,779,678	3,993,901	23.0%	16.4%
Overdrafts	480,999	590,533	350,300	(18.5%)	37.3%
Discounted instruments	1,301,604	879,178	941,434	48.0%	38.3%
Mortgage loans	179,885	180,389	191,428	(0.3%)	(6.0%)
Pledge loans	125,329	58,884	118,798	112.8%	5.5%
Consumer loans	583,094	386,118	389,756	51.0%	49.6%
Credit cards	1,468,095	1,285,411	1,484,385	14.2%	(1.1%)
Receivables from financial leases	19,192	17,261	33,867	11.2%	(43.3%)
Loans to personnel	28,958	23,091	24,498	25.4%	18.2%
Other loans	462,780	358,813	273,971	29.0%	68.9%
Non-financial private sector and residents abroad - Foreign Currency	840,522	560,246	288,948	50.0%	190.9%
Overdrafts	11	13	29	(15.4%)	(62.1%)
Discounted instruments	42,535	11,488	6,138	270.3%	n.m
Credit cards	47,330	56,653	49,129	(16.5%)	(3.7%)
Receivables from financial leases	531	63	231	n.m	129.9%
Loans for the prefinancing and financing of exports	513,458	443,468	199,567	15.8%	157.3%
Other loans	236,657	48,561	33,854	387.3%	n.m

% of total loans to Private sector in AR$	84.7%	87.1%	93.3%	(240)pbs	(856)pbs
% of total loans to Private sector in Foreign Currency	15.3%	12.9%	6.7%	240 pbs	856 pbs

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	66.9%	52.0%	54.2%	1.483 pbs	1.269 pbs
% of pledge loans with UVA adjustments / Total pledge loans (1)	4.0%	4.0%	0.9%	0 pbs	310 pbs
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.0%	0.0%	0.1%	(0)pbs	(12)pbs
% of loans with UVA adjustments / Total loans and other financing(1)	0.2%	0.1%	0.1%	12 pbs	15 pbs

Total loans and other financing	5,535,784	4,367,010	4,299,809	26.8%	28.7%
Allowances	(103,405)	(89,328)	(120,154)	(15.8%)	13.9%
Total net loans and other financing	5,432,379	4,277,682	4,179,655	27.0%	30.0%

(1) Excludes effect of accrued interests adjustments.

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
FX rate*	970.92	911.75	350.01	6.5%	177.4%
Non-financial private sector and residents abroad - Foreign Currency (USD)	866	548	267	58.0%	224.2%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

18

Private sector loans as of 3Q24 totaled $5.5 trillion, increasing 26.5% or $1.2 trillion QoQ, and 28.2% or $1.2 trillion YoY.

Loans to the private sector in pesos increased 23.0% in 3Q24, and 16.4% YoY. During the quarter, growth was especially driven by (i) a 48.0% increase in discounted instruments, followed by (ii) a 51.0% increase in consumer loans, (iii) a 14.2% increase in credit cards, and (iv) an increase in other loans, mainly commercial loans (PIV) and floorplan7. In all cases, the increment is boosted by genuine growth in real terms of the portfolio, levered on the lower market interest rates and a greater commercial efforts.

Loans to the private sector denominated in foreign currency increased 50.0% QoQ and 190.0% YoY. Quarterly increase is mainly explained by a 15.8% growth in financing and prefinancing of exports, and a 270.3% growth in discounted instruments. Loans to the private sector in foreign currency measured in U.S. dollars increased 58.0% QoQ and 224.2% YoY. The depreciation of the argentine peso versus the U.S. dollar was 6.1% QoQ and 64.0% YoY8.

In 3Q24, total loans and other financing totaled $5.5 trillion, increasing 26.8% QoQ and 28.7% compared to 3Q23.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Non-financial private sector and residents abroad - Retail	2,432,691	1,990,546	2,257,994	22.2%	7.7%
Mortgage loans	179,885	180,389	191,428	(0.3%)	(6.0%)
Pledge loans	125,329	58,884	118,798	112.8%	5.5%
Consumer loans	583,094	386,118	389,756	51.0%	49.6%
Credit cards	1,515,425	1,342,064	1,533,514	12.9%	(1.2%)
Loans to personnel	28,958	23,091	24,498	25.4%	18.2%
Non-financial private sector and residents abroad - Commercial	3,057,767	2,349,378	2,024,855	30.2%	51.0%
Overdrafts	481,010	590,546	350,329	(18.5%)	37.3%
Discounted instruments	1,344,139	890,666	947,572	50.9%	41.9%
Receivables from financial leases	19,723	17,324	34,098	13.8%	(42.2%)
Loans for the prefinancing and financing of exports	513,458	443,468	199,567	15.8%	157.3%
Other loans	728,395	430,465	517,787	69.2%	40.7%

% of total loans to Retail sector	44.3%	45.9%	52.7%	(156)pbs	(841)pbs
% of total loans to Commercial sector	55.7%	54.1%	47.3%	156 pbs	841 pbs

In real terms, retail loans (mortgage, pledge, consumer and credit cards, including loans to personnel) increased 22.2% QoQ and 45.0% YoY in real terms. During the quarter, growth is most evident in consumer loans increasing 51.0% and credit cards 12.9%.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) increased 30.2% QoQ and 51.0% YoY, both in real terms. In the quarter, it is noted that discounted instruments increased 50.9%, and overdrafts decreased 18.5%.

As observed in previous quarters, loan portfolios were impacted by the effect of inflation during the third quarter of 2024, which reached 12.1%. In nominal terms, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 38.6%, 44.5% and 42.1% respectively during the quarter, surpassing quarterly inflation levels in all cases.

7 Floorplan: loans through which the official dealership network finances vehicle stock, spare parts and other equipment goods.

8 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

19

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Non-financial private sector and residents abroad - Retail	2,432,691	1,754,608	722,816	38.6%	236.6%
Non-financial private sector and residents abroad - Commercial	3,057,767	2,115,801	663,221	44.5%	361.0%
Total loans and other financing (1)	5,535,784	3,894,564	1,391,526	42.1%	297.8%
(1) Does not include allowances

As of 3Q24, the total gross loans and other financing over deposits ratio was 64.9%, below the 67.0% recorded in 2Q24 and above the 53.6% in 3Q23.

Total loan participation over total assets is 43%, versus 40% in 2Q24 and 35% in 3Q23, evidencing lower exposure to the public sector, in line with real loan growth demand.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q24	2Q24	3Q23	QoQ	YoY
Private sector loans - Bank	9.53%	9.78%	8.55%	(25)pbs	97 pbs
Private sector loans - Consolidated*	10.35%	10.54%	9.35%	(19)pbs	100 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	3Q24	2Q24	3Q23	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m.	n.m.
Non-financial public sector	0.04%	0.00%	0.04%	n.m.	n.m.
Financial Sector	0.78%	10.48%	0.60%	(969)pbs	18 pbs
Agricultural and Livestock	4.77%	2.81%	4.80%	196 pbs	(4)pbs
Mining products	4.23%	0.76%	4.30%	347 pbs	(7)pbs
Other manufacturing	11.55%	6.02%	11.65%	553 pbs	(11)pbs
Electricity, oil,water and sanitary services	1.16%	0.38%	1.18%	78 pbs	(1)pbs
Wholesale and retail trade	7.97%	3.85%	8.05%	412 pbs	(8)pbs
Transport	1.39%	1.07%	1.40%	32 pbs	(1)pbs
Services	1.17%	0.80%	1.18%	37 pbs	(1)pbs
Others	17.22%	7.05%	17.42%	1.017 pbs	(19)pbs
Construction	0.64%	0.61%	0.64%	4 pbs	(0)pbs
Consumer	49.07%	66.17%	48.74%	(1.710)pbs	33 pbs
Total gross loans and other financing	100%	100%	100%

20

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Commercial non-performing portfolio (1)	3,626	3,546	5,868	2.3%	(38.2%)
Total commercial portfolio	2,410,285	2,015,306	1,719,855	19.6%	40.1%
Commercial non-performing portfolio / Total commercial portfolio	0.15%	0.18%	0.34%	(3)pbs	(19)pbs
Retail non-performing portfolio (1)	63,966	50,429	58,636	26.8%	9.1%
Total retail portfolio	3,319,522	2,575,955	2,824,523	28.9%	17.5%
Retail non-performing portfolio / Total retail portfolio	1.93%	1.96%	2.08%	(3)pbs	(15)pbs
Total non-performing portfolio (1)	67,592	53,975	64,504	25.2%	4.8%
Total portfolio	5,729,807	4,591,261	4,544,378	24.8%	26.1%
Total non-performing portfolio / Total portfolio	1.18%	1.18%	1.42%	0 pbs	(24)pbs
Allowances	103,405	89,328	120,154	15.8%	(13.9%)
Allowances /Total non-performing portfolio	152.98%	165.50%	186.27%	(1.251)pbs	(3.329)pbs
Quarterly change in Write-offs	13,559	12,598	15,961	7.6%	(15.0%)
Write offs / Total portfolio	0.24%	0.27%	0.35%	(4)pbs	(11)pbs
Cost of Risk (CoR)	3.31%	4.72%	2.14%	(141)pbs	116 pbs

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

As of 3Q24, asset quality ratio or NPL (total non-performing portfolio / total portfolio) keeps a very good performance at 1.18%, with non-performing loans growing in line with the total portfolio.

Coverage ratio (allowances / total non-performing portfolio) reached 152.98% in 3Q24, from 165.5% in 2Q24. The decline is due to an improvement in the credit quality of the regular commercial portfolio.

Cost of risk (loan loss allowances / average total loans) reached 3.31% in 3Q24 compared to 4.72% in 2Q24. This is explained by an improvement in credit profiles of the commercial portfolio.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2023	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 09/30/2024
Other financial assets	2,860	18	-	392	(1,496)	1,774
Loans and other financing	91,559	18,205	6,264	42,375	(54,998)	103,405
Other debt securities	198	58	-	-	(128)	128
Eventual commitments	12,039	8,274	2,268	158	(7,751)	14,988
Total allowances	106,656	26,555	8,532	42,925	(64,373)	120,295

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 3Q24 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

21

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Treasury and Government securities	2,633,068	2,814,485	1,527,555	(6.4%)	72.4%
Treasury and National Government	2,633,068	2,814,485	1,527,555	(6.4%)	72.4%
National Treasury Public Debt in AR$	2,632,919	2,532,415	1,279,897	4.0%	105.7%
LeFi	-	-	-
National Treasury Public Debt in USD	149	63	74	138.5%	102.6%
National Treasury Public Debt in AR$ linked to US dollars	-	282,007	247,584	(100.0%)	(100.0%)
Loans to theNon-financial Public Sector	2,024	1,908	173	6.1%	n.m
AR$ Subtotal	2,632,919	2,532,415	1,279,897	4.0%	105.7%
USD Subtotal**	149	282,070	247,657	(99.9%)	(99.9%)
Total Public Debt Exposure	2,633,068	2,814,485	1,527,555	(6.4%)	72.4%
B.C.R.A. Exposure	47,154	369,885	3,375,863	(87.3%)	(98.6%)
Instruments	47,154	57,181	2,434,136	(17.5%)	(98.1%)
Leliqs	-	-	2,396,283	N/A	(100.0%)
Notaliqs	11,602	16,102	37,854	(27.9%)	(69.3%)
Lediv***	35,551	41,079	-	(13.5%)	N/A
Repo / Pases	-	312,704	941,726	(100.0%)	(100.0%)

% Public sector exposure (Excl. B.C.R.A.) / Total assets	21.0%	26.3%	12.7%	(533)pbs	824 pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Includes USD-linked Treasury public debt in AR$
***Securities denominated in foreign currency

3Q24 total public sector exposure (excluding BCRA) totaled $2.6 trillion, decreasing 6.4% or $181.4 trillion QoQ, and 72.4% or $1.1 trillion YoY.

The quarterly decrease is explained by the maturity of securities in ARS adjusted by USD, in particular the Dual bonds TDJ24, matured on June 30, 2024. As of July 2024, the market reference rate will be that of the new instrument created by the Treasury, the LeFis (Letra Fiscal de Liquidez), which ended the quarter with no position.

As a result of the monetary policy adopted by the Treasury and the BCRA, BCRA exposure fell 87.3%, mainly due to the removal of REPOs with the BCRA from the market.

Exposure to the public sector, excluding BCRA exposure, represent 21.0% of total assets, below the 26.3% of 2Q24 and 12.7% in 3Q23, and as mentioned before, in line with real loan growth demand.

22

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Total deposits	8,529,729	6,515,416	8,015,039	30.9%	6.4%
Non-financial Public Sector	169,906	202,230	64,454	(16.0%)	163.6%
Financial Sector	2,628	2,159	3,975	21.7%	(33.9%)
Non-financial private sector and residents abroad	8,357,195	6,311,027	7,946,610	32.4%	5.2%
Non-financial private sector and residents abroad - AR$	5,138,985	4,570,304	6,393,360	12.4%	(19.6%)
Checking accounts*	1,562,086	1,371,522	2,359,594	13.9%	(33.8%)
Savings accounts**	1,055,720	1,139,078	1,227,609	(7.3%)	(14.0%)
Time deposits	2,319,888	1,720,488	2,182,311	34.8%	6.3%
Investment accounts	168,396	307,296	583,777	(45.2%)	(71.2%)
Other	32,895	31,920	40,069	3.1%	(17.9%)
Non-financial private sector and res. abroad - Foreign Currency	3,218,210	1,740,723	1,553,250	84.9%	107.2%
Checking accounts*	680	567	544	19.9%	25.0%
Savings accounts**	3,027,318	1,604,965	1,371,078	88.6%	120.8%
Time deposits	180,402	124,355	166,218	45.1%	8.5%
Other	9,810	10,836	15,410	(9.5%)	(36.3%)

% of total portfolio in the private sector in AR$	61.5%	72.4%	80.5%	(1.093)pbs	(1.896)pbs
% of total portfolio in the private sector in Foregin Currency	38.5%	27.6%	19.5%	1.093 pbs	1.896 pbs

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	2.3%	0.0%	1.4%	227 pbs	88 pbs

*Includes interest-bearing checking accounts
**Includes special checking accounts

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
FX rate*	970.9	911.8	350.0	6.5%	177.4%
Non-financial private sector and residents abroad - Foreign Currency (USD)	3,315	1,703	1,436	94.6%	130.8%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 3Q24, total deposits reached $8.5 trillion, increasing 30.9% or $2.0 trillion QoQ, and 6.4% or $514.7 billion YoY.

Private non-financial sector deposits in 3Q24 totaled $8.4 trillion, increasing 32.4% QoQ, and 5.2% YoY.

Private non-financial sector deposits in pesos totaled $5.1 trillion, increasing 12.4% compared to 2Q24, and falling 19.6% compared to 3Q23. The quarterly change is mainly affected by a 34.8% increase in time deposits, and 13.9% increase in checking accounts (especially interest bearing checking accounts), offset by a 45.2% fall in investment accounts and a 7.3% fall in savings accounts.

Private non-financial sector deposits in foreign currency expressed in pesos increased 84.9% QoQ and 107.2% YoY. This is mainly explained by an 88.6% increase in savings accounts, directly affected by the fiscal amnesty promoted by the Government.

23

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Non-financial private sector and residents abroad	8,357,195	6,311,027	7,946,610	32.4%	5.2%
Sight deposits	5,688,509	4,158,888	5,014,304	36.8%	13.4%
Checking accounts*	1,562,766	1,372,089	2,360,138	13.9%	(33.8%)
Savings accounts**	4,083,038	2,744,043	2,598,687	48.8%	57.1%
Other	42,705	42,756	55,479	(0.1%)	(23.0%)
Time deposits	2,668,686	2,152,139	2,932,306	24.0%	(9.0%)
Time deposits	2,500,290	1,844,843	2,348,529	35.5%	6.5%
Investment accounts	168,396	307,296	583,777	(45.2%)	(71.2%)

% of sight deposits over total private deposits	68.7%	67.0%	63.4%	174 pbs	530 pbs
% of time deposits over total private deposits	31.3%	33.0%	36.6%	(174)pbs	(530)pbs

*Includes interest-bearing checking accounts
**Includes special checking accounts

As observed in previous quarters, deposits were impacted by the effect of inflation. This being said, in nominal terms, BBVA Argentina managed to increase the sight deposits, time deposits and total deposits by 53.4%, 39.0% and 48.5% respectively, surpassing the quarterly level of inflation in all cases.

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Sight deposits	5,688,509	3,708,958	1,622,755	53.4%	250.5%
Time deposits	2,668,686	1,919,310	948,966	39.0%	181.2%
Total deposits	8,357,195	5,628,268	2,593,867	48.5%	222.2%

As of 3Q24, the Bank’s transactional deposits (checking accounts and savings accounts) represented 68.1% of total non-financial private deposits, totaling $5.7 trillion, versus 65.9% in 2Q24.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q24	2Q24	3Q23	QoQ	YoY
Private sector Deposits - Consolidated*	8.67%	7.50%	7.13%	117 pbs	154 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.

24

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Other sources of funds	2,611,088	2,628,594	2,435,179	(0.7%)	7.2%
Central Bank	136	158	264	(13.9%)	(48.5%)
Banks and international organizations	42,413	12,481	6,009	239.8%	n.m
Financing received from local financial institutions	142,456	40,239	66,288	254.0%	114.9%
Reverse REPOs and Guaranteed securities	-	199,038	-	(100.0%)	N/A
Corporate bonds	35,688	12,392	-	188.0%	N/A
Equity	2,390,395	2,364,286	2,362,618	1.1%	1.2%

In 3Q24, other sources of funds totaled $2.6 trillion, decreasing 0.7% or $17.5 billion QoQ, and increasing 7.2% or $175.9 billion YoY.

The variation in the quarter is mostly explained by a 100.0% decrease in REPOs and guaranteed securities, offset by an increase of 254.0% in financing received from local financial institutions, mainly by the subsidiaries.

As of September 23, 2024, the Bank issued corporate bonds for $24.5 billion at face value, at BADLAR+5% rate and maturity on June 23, 2025, with quarterly interest payments. BBVA Argentina last corporate bond issuance was in 2019.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Total liquid assets	5,740,941	4,534,763	6,142,128	26.6%	(6.5%)
Cash and deposits in banks	3,024,432	1,626,639	1,478,068	85.9%	104.6%
Debt securities at fair value through P&L	82,903	282,438	329,922	(70.6%)	(74.9%)
Government securities	82,903	282,438	329,494	(70.6%)	(74.8%)
Liquidity bills of B. C. R. A.	-	-	428	N/A	(100.0%)
Net REPO transactions	-	113,666	941,722	(100.0%)	(100.0%)
Other debt securities	2,534,436	2,503,654	3,392,069	1.2%	(25.3%)
Government securities	2,487,283	2,487,552	958,373	-	159.5%
Liquidity bills of B. C. R. A.	35,551	-	2,395,843	N/A	(98.5%)
Internal bills of B.C.R.A.	11,602	16,102	37,853	(27.9%)	(69.3%)
Overnight transactios in foreign banks	99,170	8,366	347	n.m	n.m

Liquid assets / Total Deposits	67.3%	69.6%	76.6%	(230)pbs	(933)pbs
Liquid assets / Total Deposits	58.6%	61.4%	70.1%	(278)pbs	(1.150)pbs
Liquid assets / Total Deposits	81.0%	89.0%	102.6%	(804)pbs	(2.157)pbs

In 3Q24, liquid assets were $5.7 trillion, increasing 26.6% or $1.2 trillion versus 2Q24, and falling 6.5% or $401.2 billion compared to 3Q23. This was mainly driven by an increase in cash and deposits in banks, especially due to the fiscal amnesty.

25

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 67.3%. Liquidity ratio in local and foreign currency reached 58.6% and 89.0% respectively. The decline is explained by the greater growth in total deposits than that of liquid assets.

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Minimum capital requirement	765,051	665,584	634,546	14.9%	20.6%
Credit risk	541,647	453,588	453,611	19.4%	19.4%
Market risk	2,322	2,407	1,792	(3.5%)	29.6%
Operational risk	221,082	209,589	179,143	5.5%	23.4%

Integrated Capital - RPC (1)*	2,083,831	2,065,154	2,106,825	0.9%	(1.1%)
Ordinary Capital Level 1 ( COn1)	2,331,382	2,305,049	2,296,323	1.1%	1.5%
Deductible items COn1	(247,551)	(239,895)	(189,498)	(3.2%)	(30.6%)

Excess Capital
Integration excess	1,318,780	1,399,570	1,472,279	(5.8%)	(10.4%)
Excess as % of minimum capital requirement	172.4%	210.3%	232.0%	(3.790)pbs	(5.964)pbs

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	9,365,938	8,154,656	7,766,673	14.9%	20.6%

Regulatory Capital Ratio (1)/(2)	22.2%	25.3%	27.1%	(308)pbs	(488)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.2%	25.3%	27.1%	(308)pbs	(488)pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 3Q24. Capital ratio reached 22.2%, below 2Q24’s 25.3%. Capital excess over regulatory requirement was $1.3 trillion or 172.4%. It is important to mention that capital ratio was highly impacted in 2Q24 by dividend distribution, which was paid in three consecutive installments, in cash or in kind, for 264.2 billion pesos, expressed in December 31, 2023 currency, and that pursuant to BCRA regulation it has been adjusted by inflation as of the day of each payment.

The fall in the capital ratio in this quarter is partially explained by the 14.9% increase in Risk Weighted Assets (RWA), above the increase of Ordinary Capital Level 1 (Con1) of 1.1%. The increase in RWA is linked to the real growth in the loan portfolio, in line with the increase in market risk requirements.

26

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
FBA Renta Pesos	2,189,164	1,941,071	2,644,663	12.8%	(17.2%)
FBA Acciones Argentinas	80,220	86,261	28,301	(7.0%)	183.5%
FBA Ahorro Pesos	79,650	45,941	11,340	73.4%	n.m
FBA Renta Fija Dólar I	37,383	-	-	N/A	N/A
FBA Renta Fija Plus	26,625	14,713	13,275	81.0%	100.6%
FBA Bonos Argentina	20,629	15,901	3,309	29.7%	n.m
FBA Horizonte	10,653	6,030	1,375	76.7%	n.m
FBA Renta Mixta	9,216	7,985	5,967	15.4%	54.4%
FBA Acciones Latinoamericanas	6,793	7,400	8,389	(8.2%)	(19.0%)
FBA Renta Publica I	4,998	5,378	1,576	(7.1%)	217.1%
FBA Gestión I	76	83	176	(8.4%)	(56.8%)
FBA Bonos Globales	12	17	80	(29.4%)	(85.0%)
FBA Horizonte Plus	11	12	31	(8.3%)	(64.5%)
FBA Retorno Total I	10	11	43	(9.1%)	(76.7%)
FBA Calificado	-	-	27,693	N/A	(100.0%)
FBA Renta Fija Local	-	4	9	(100.0%)	(100.0%)

Total Equity	2,465,440	2,130,807	2,746,227	15.7%	(10.2%)

AMASAU net income	5,548	4,054	3,572	36.9%	55.3%

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	3Q24	2Q24	3Q23	QoQ	YoY
Mutual funds	5.12%	4.60%	5.58%	52 pbs	(98)pbs

Source: Cámara Argentina de Fondos Comunes de Inversión

27

Other Events

Main Relevant Events

•	Issuance of Corporate bonds. As of August 21, the Board approved within the framework of the Global Negotiable Obligations Program for up to a total amount of US$ 500 million in circulation, the issuance and placement by public offering of a new class of Negotiable Obligations, at a nominal value not exceeding AR$ 50 billion or its equivalent in the denomination to be determined, to be determined in due course by the sub-delegates, together with the other issuance terms and conditions. For more information click here.
•	Changes in management committee. As of august 21, 2024, the Board Board of Directors, has resolved to reorganize the current Business Development and Commercial Banking Divisions, redistributing their functions between two new Divisions: Retail Business and Corporate Business. These Divisions will now be responsible for the development of solutions, networks, and distribution channels for individuals and companies, respectively, which were previously under the responsibility of the Commercial Banking and Business Development Divisions. The Retail Business Division will be led by Adrián Alabaster, and the Corporate Business Division will be led by Hernán Jordan, who until now served as Director of Commercial Banking. The Board of Directors would like to extend its gratitude to Juan Kindt for his outstanding contribution and dedication throughout his successful career at the Bank and in leading Business Development. For more information click here.
•	Authorization of Chief Executive Officer (CEO). As of August 29, 2024, the BCRA, through Resolution No. 291 dated 29 August 2024, resolved not to raise any objections to Mr.Jorge Alberto Bledel serving as Chief Executive Officer (CEO) of Banco BBVA Argentina S.A. For more information click here.
•	Authorization of Board Director. As of September 20, 2024, the BCRA, through Resolution No. 313 dated 19 September 2024, resolved not to raise any objections to Mr. Ignacio Javier Lacasta Casado serving as Board Director of Banco BBVA Argentina S.A. For more information click here.
•	Asociación Civil por los Consumidores y el Medio Ambiente (ACYMA) vs/ Banco BBVA Argentina Ordinary Proceeding " (File 25136/2023), en trámite por ante el Juzgado Nacional de Primera Instancia en lo Comercial Nro 9 Secretaría Nro. 18 de la Ciudad Autónoma de Buenos Aires. Banco BBVA Argentina S.A. has been notified of a class action filed by the ACYMA. The Association, acting on behalf of consumers, claims payment to financial consumers of all amounts corresponding to interest due on repayments made by BBVA, calculated from the date of undue collection and/ or from the date on which it was appropriate to make the discount for promotion, until its effective refund. It is important to remark that this action is informed even though it is materially impossible to determine to date, whether the claim has a significant economic importance, since such claim is brought for an indeterminate amount, materially impossible to be determined with certainty today. The Bank is analyzing the content of the lawsuit and defining the course of action, thus considering that even in the hypothetical case of an adverse decision regarding this dispute, such circumstance will not have a significant impact on its assets and activities. For more information click here.

Corporate Bonds

•	As of September 23, 2024, the Bank has issued corporate bonds Class 29 at a face value of ARS 24.5 billion, at BADLAR+5% rate, maturity on June 23, 2025 and quarterly interest payments.

28

Main Regulatory Changes

Easing on access to the FX market (Communication “A” 8073 & 8074, 07.23.2024). As of July 24, 2024, restrictions to access “MEP” and “CCL” markets for individuals who were receiving some sort of social benefit, are lifted. There is an improved schedule for importers to access the FX market as of August 1, 2024, and the amount that individuals can charge on service exports has increased to USD 24.000 (with no obligation of changing them in the FX market).

Monetary Policy Rate (Press Release 11.01.2024). The monetary policy rate has been set at 35% (previously 40%).

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

29

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) + Overnight transactions in foreign banks/ Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

30

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Assets
Cash and deposits in banks	3,024,432	1,626,639	1,478,068	85.9%	104.6%
Cash	2,007,702	799,777	779,474	151.0%	157.6%
Financial institutions and correspondents	1,016,730	818,583	698,045	24.2%	45.7%
BCRA	898,535	738,399	641,699	21.7%	40.0%
Other local and foreign financial institutions	118,195	80,184	56,346	47.4%	109.8%
Other	-	8,279	549	(100.0%)	(100.0%)
Debt securities at fair value through profit or loss	82,903	282,821	332,015	(70.7%)	(75.0%)
Derivatives	8,743	6,371	39,869	37.2%	(78.1%)
Repo transactions	-	312,704	941,722	(100.0%)	(100.0%)
Other financial assets	213,793	173,030	268,919	23.6%	(20.5%)
Loans and other financing	5,432,379	4,277,682	4,179,655	27.0%	30.0%
Non-financial public sector	2,024	1,908	173	6.1%	n.m
B.C.R.A	-	-	-	N/A	N/A
Other financial institutions	41,773	24,543	13,998	70.2%	198.4%
Non-financial private sector and residents abroad	5,388,582	4,251,231	4,165,484	26.8%	29.4%
Other debt securities	2,563,168	2,530,252	3,410,295	1.3%	(24.8%)
Financial assets pledged as collateral	241,095	518,298	447,552	(53.5%)	(46.1%)
Current income tax assets	45,427	50,822	378	(10.6%)	n.m
Investments in equity instruments	9,522	10,539	9,191	(9.6%)	3.6%
Investments in subsidiaries and associates	21,277	20,366	23,098	4.5%	(7.9%)
Property and equipment	586,362	622,213	594,460	(5.8%)	(1.4%)
Intangible assets	66,983	64,786	63,788	3.4%	5.0%
Deferred income tax assets	27,146	28,202	7,019	(3.7%)	286.8%
Other non-financial assets	227,897	172,320	197,632	32.3%	15.3%
Non-current assets held for sale	1,404	1,718	1,665	(18.3%)	(15.7%)
Total Assets	12,552,531	10,698,763	11,995,326	17.3%	4.6%
Liabilities
Deposits	8,529,729	6,515,416	8,015,039	30.9%	6.4%
Non-financial public sector	169,906	202,230	64,454	(16.0%)	163.6%
Financial sector	2,628	2,159	3,975	21.7%	(33.9%)
Non-financial private sector and residents abroad	8,357,195	6,311,027	7,946,610	32.4%	5.2%
Liabilities at fair value through profit or loss	119	218	268	(45.4%)	(55.6%)
Derivatives	6,124	576	7,183	n.m	(14.7%)
Reverse REPO transactions	-	199,038	-	(100.0%)	N/A
Other financial liabilities	904,523	997,380	649,993	(9.3%)	39.2%
Financing received from the B.C.R.A. and other financial institutions	185,005	52,878	72,561	249.9%	155.0%
Corporate bonds issued	35,688	12,392	-	188.0%	N/A
Current income tax liabilities	9,248	4,638	66,485	99.4%	(86.1%)
Provisions	36,589	36,263	33,053	0.9%	10.7%
Deferred income tax liabilities	-	-	85,145	N/A	(100.0%)
Other non-financial liabilities	455,111	515,678	702,981	(11.7%)	(35.3%)
Total Liabilities	10,162,136	8,334,477	9,632,708	21.9%	5.5%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	835,004	834,186	835,004	0.1%	-
Reserves	1,172,476	1,173,294	1,310,580	(0.1%)	(10.5%)
Retained earnings	-	-	-	N/A	N/A
Other accumulated comprehensive income	68,770	141,830	(58,637)	(51.5%)	217.3%
Income for the period	270,384	170,711	232,478	58.4%	16.3%
Equity attributable to owners of the Parent	2,353,992	2,327,379	2,326,783	1.1%	1.2%
Equity attributable to non-controlling interests	36,403	36,907	35,835	(1.4%)	1.6%
Total Equity	2,390,395	2,364,286	2,362,618	1.1%	1.2%
Total Liabilities and Equity	12,552,531	10,698,763	11,995,326	17.3%	4.6%

31

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	3Q24	2Q24	1Q24	4Q23	3Q23
Assets
Cash and deposits in banks	3,024,432	1,626,639	1,692,373	2,303,962	1,478,068
Cash	2,007,702	799,777	960,478	1,466,036	779,474
Financial institutions and correspondents	1,016,730	818,583	731,895	837,926	698,045
B.C.R.A	898,535	738,399	618,993	725,395	641,699
Other local and foreign financial institutions	118,195	80,184	112,902	112,531	56,346
Other	-	8,279	-	-	549
Debt securities at fair value through profit or loss	82,903	282,821	303,940	455,739	332,015
Derivatives	8,743	6,371	16,002	20,162	39,869
Repo transactions	-	312,704	2,702,738	2,423,846	941,722
Other financial assets	213,793	173,030	136,302	183,668	268,919
Loans and other financing	5,432,379	4,277,682	3,470,840	3,982,214	4,179,655
Non-financial public sector	2,024	1,908	87	293	173
B.C.R.A	-	-	-	-	-
Other financial institutions	41,773	24,543	22,688	31,147	13,998
Non-financial private sector and residents abroad	5,388,582	4,251,231	3,448,065	3,950,774	4,165,484
Other debt securities	2,563,168	2,530,252	1,164,136	1,527,520	3,410,295
Financial assets pledged as collateral	241,095	518,298	353,871	527,404	447,552
Current income tax assets	45,427	50,822	271	323	378
Investments in equity instruments	9,522	10,539	10,326	10,504	9,191
Investments in subsidiaries and associates	21,277	20,366	21,092	24,928	23,098
Property and equipment	586,362	622,213	619,079	601,148	594,460
Intangible assets	66,983	64,786	67,687	66,799	63,788
Deferred income tax assets	27,146	28,202	40,478	5,737	7,019
Other non-financial assets	227,897	172,320	174,034	210,135	197,632
Non-current assets held for sale	1,404	1,718	1,718	1,718	1,665
Total Assets	12,552,531	10,698,763	10,774,887	12,345,807	11,995,326
Liabilities
Deposits	8,529,729	6,515,416	6,348,969	7,336,126	8,015,039
Non-financial public sector	169,906	202,230	215,179	68,605	64,454
Financial sector	2,628	2,159	4,127	5,187	3,975
Non-financial private sector and residents abroad	8,357,195	6,311,027	6,129,663	7,262,334	7,946,610
Liabilities at fair value through profit or loss	119	218	10,656	20,824	268
Derivatives	6,124	576	5,315	4,324	7,183
Reverse Repo Transactions	-	199,038	-	-	-
Other financial liabilities	904,523	997,380	718,860	903,601	649,993
Financing received from the B.C.R.A. and other financial institutions	185,005	52,878	28,429	56,825	72,561
Corporate bonds issued	35,688	12,392	16,349	25,836	-
Current income tax liabilities	9,248	4,638	254,976	387,371	66,485
Provisions	36,589	36,263	69,209	41,775	33,053
Deferred income tax liabilities	-	-	-	47,202	85,145
Other non-financial liabilities	455,111	515,678	497,168	651,142	702,981
Total Liabilities	10,162,136	8,334,477	7,949,931	9,475,026	9,632,708
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	835,004	834,186	835,004	835,004	835,004
Reserves	1,172,476	1,173,294	1,310,580	1,310,580	1,310,580
Retained earnings	-	-	331,684	-	-
Other accumulated comprehensive income	68,770	141,830	258,963	349,935	(58,637)
Income for the period	270,384	170,711	46,235	331,684	232,478
Equity attributable to owners of the Parent	2,353,992	2,327,379	2,789,824	2,834,561	2,326,783
Equity attributable to non-controlling interests	36,403	36,907	35,132	36,220	35,835
Total Equity	2,390,395	2,364,286	2,824,956	2,870,781	2,362,618
Total Liabilities and Equity	12,552,531	10,698,763	10,774,887	12,345,807	11,995,326

32

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Assets
Cash and deposits in banks	2,528,945	1,369,254	1,359,150	84.7%	86.1%
Debt securities at fair value through profit or loss	149	282,214	245,723	(99.9%)	(99.9%)
Other financial assets	35,803	40,369	51,146	(11.3%)	(30.0%)
Loans and other financing	833,060	552,121	255,008	50.9%	226.7%
Other financial institutions	7	31	6	(77.4%)	16.7%
Non-financial private sector and residents abroad	833,048	552,082	254,999	50.9%	226.7%
Other debt securities	74,118	82,572	51,791	(10.2%)	43.1%
Financial assets pledged as collateral	32,167	41,561	27,621	(22.6%)	16.5%
Investments in equity instruments	673	648	501	3.9%	34.3%
Total foreign currency assets	3,504,915	2,368,739	1,990,940	48.0%	76.0%
Liabilities
Deposits	3,302,501	1,928,016	1,603,640	71.3%	105.9%
Non-Financial Public Sector	83,426	186,506	49,514	(55.3%)	68.5%
Financial Sector	864	786	878	9.9%	(1.6%)
Non-financial private sector and residents abroad	3,218,211	1,740,723	1,553,249	84.9%	107.2%
Other financial liabilities	150,378	136,778	90,361	9.9%	66.4%
Financing received from the B.C.R.A. and other financial institutions	42,419	12,607	7,861	236.5%	439.6%
Other non financial liabilities	67,686	62,477	69,117	8.3%	(2.1%)
Total foreign currency liabilities	3,562,984	2,139,878	1,770,979	66.5%	101.2%

Foreign Currency Net Position - AR$	(58,069)	228,861	219,961	(125.4%)	(126.4%)

Foreign Currency Net Position - USD	(60)	251	628	(123.8%)	(109.5%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

33

Income Statement - Quarterly

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q24	2Q24	3Q23	QoQ	YoY
Interest income	760,170	1,091,386	1,813,491	(30.0%)	(58.0%)
Interest expense	(299,912)	(330,505)	(978,465)	9.0%	69.0%
Net interest income	460,258	760,881	835,026	(40.0%)	(45.0%)
Fee income	133,272	132,016	120,070	1.0%	11.0%
Fee expenses	(62,134)	(66,083)	(67,663)	6.0%	8.0%
Net fee income	71,138	65,933	52,407	8.0%	36.0%
Net income from financial instruments at fair value through P&L	29,337	34,757	25,251	(16.0%)	16.0%
Net loss from write-down of assets at amortized cost and fair value through OCI	55,344	15,327	12,570	261.0%	340.0%
Foreign exchange and gold gains	6,662	22,803	6,612	(71.0%)	1.0%
Other operating income	29,179	32,139	32,919	(9.0%)	(11.0%)
Loan loss allowances	(41,256)	(46,591)	(23,849)	11.0%	(73.0%)
Net operating income	610,662	885,249	940,936	(31.0%)	(35.0%)
Personnel benefits	(100,742)	(122,958)	(131,066)	18.0%	23.0%
Administrative expenses	(123,336)	(131,337)	(146,295)	6.0%	16.0%
Depreciation and amortization	(16,543)	(20,115)	(13,506)	18.0%	(22.0%)
Other operating expenses	(76,006)	(109,972)	(133,098)	31.0%	43.0%
Operating expenses	(316,627)	(384,382)	(423,965)	18.0%	25.0%
Operating income	294,035	500,867	516,971	(41.0%)	(43.0%)
Income from associates and joint ventures	344	2,791	56	(88.0%)	n.m
Income from net monetary position	(170,499)	(303,670)	(469,903)	44.0%	64.0%
Income before income tax	123,880	199,988	47,124	(38.0%)	163.0%
Income tax	(24,668)	(73,405)	(16,578)	66.0%	(49.0%)
Income for the period	99,212	126,583	30,546	(22.0%)	225.0%
Owners of the parent	99,673	124,475	29,759	(20.0%)	235.0%
Non-controlling interests	(461)	2,108	787	(122.0%)	(159.0%)

Other comprehensive Income (1)	(73,104)	(117,464)	(30,103)	38.0%	(143.0%)
Total comprehensive income	26,108	9,119	443	186.0%	n.m
(1) Net of Income Tax.

34

Income Statement – 5 Quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	3Q24	2Q24	1Q24	4Q23	3Q23
Interest income	760,170	1,091,386	1,697,148	1,773,177	1,813,491
Interest expense	(299,912)	(330,505)	(649,814)	(773,907)	(978,465)
Net interest income	460,258	760,881	1,047,334	999,270	835,026
Fee income	133,272	132,016	121,100	142,616	120,070
Fee expenses	(62,134)	(66,083)	(53,955)	(70,858)	(67,663)
Net fee income	71,138	65,933	67,145	71,758	52,407
Net income from financial instruments at fair value through P&L	29,337	34,757	37,055	(140,476)	25,251
Net loss from write-down of assets at amortized cost and fair value through OCI	55,344	15,327	83,658	59,514	12,570
Foreign exchange and gold gains	6,662	22,803	13,600	398,027	6,612
Other operating income	29,179	32,139	37,736	43,739	32,919
Loan loss allowances	(41,256)	(46,591)	(35,737)	(41,721)	(23,849)
Net operating income	610,662	885,249	1,250,791	1,390,111	940,936
Personnel benefits	(100,742)	(122,958)	(119,399)	(134,490)	(131,066)
Administrative expenses	(123,336)	(131,337)	(137,291)	(103,125)	(146,295)
Depreciation and amortization	(16,543)	(20,115)	(13,668)	(15,209)	(13,506)
Other operating expenses	(76,006)	(109,972)	(141,277)	(173,846)	(133,098)
Operating expenses	(316,627)	(384,382)	(411,635)	(426,670)	(423,965)
Operating income	294,035	500,867	839,156	963,441	516,971
Income from associates and joint ventures	344	2,791	(3,836)	116	56
Income from net monetary position	(170,499)	(303,670)	(758,120)	(716,617)	(469,903)
Income before income tax	123,880	199,988	77,200	246,940	47,124
Income tax	(24,668)	(73,405)	(31,796)	(148,933)	(16,578)
Income for the period	99,212	126,583	45,404	98,007	30,546
Owners of the parent	99,673	124,475	46,236	99,206	29,759
Non-controlling interests	(461)	2,108	(832)	(1,199)	787

Other comprehensive Income (OCI)(1)	(73,104)	(117,464)	(91,229)	410,020	(30,103)
Total comprehensive income	26,108	9,119	(45,825)	508,027	443
(1) Net of Income Tax.

35

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q24	2Q24	3Q23	QoQ	YoY
Profitability
Efficiency Ratio	59.2%	55.3%	82.4%	394 bps	(2,318)bps
ROA	3.4%	4.7%	0.9%	(125)bps	246 bps
ROE	16.9%	19.5%	5.1%	(262)bps	1,182 bps
Liquidity
Liquid assets / Total Deposits	67.3%	69.6%	76.6%	(2,247)bps	(1,466)bps
Capital
Regulatory Capital Ratio	22.25%	25.32%	27.13%	(308)bps	(488)bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.25%	25.32%	27.13%	(308)bps	(488)bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.18%	1.18%	1.42%	0 bps	(24)bps
Allowances /Total non-performing portfolio	152.98%	165.50%	186.27%	(1,251)bps	(3,329)bps
Cost of Risk	3.31%	4.72%	2.14%	(141)bps	116 bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q24	2Q24	3Q23	QoQ	YoY
Profitability
Efficiency Ratio	59.7%	59.9%	63.8%	(20)bps	(412)bps
ROA	2.9%	3.0%	2.6%	(8)bps	33 bps
ROE	13.9%	13.3%	13.5%	62 bps	34 bps
Liquidity
Liquid assets / Total Deposits	67.3%	69.6%	76.6%	(2,247)bps	(1,466)bps
Capital
Regulatory Capital Ratio	22.2%	25.3%	27.1%	(308)bps	(488)bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.2%	25.3%	27.1%	(308)bps	(488)bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.18%	1.18%	1.42%	0 bps	(24)bps
Allowances /Total non-performing portfolio	152.98%	165.50%	186.27%	(1,251)bps	(3,329)bps
Cost of Risk	3.32%	4.17%	3.40%	(85)bps	(8)bps

36

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Carmen Morillo Arroyo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	November 20, 2024	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer